UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Agria Corporation
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G41088 108
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.:	G41088 108	Page	2	of	8

(1)	NAME OF REPORTING PERSONS
Guanglin Lai
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
51,792,734 ordinary shares[1], of which Brothers Capital Limited and Morgan Finanz Capital Limited may also be deemed to have sole voting power with respect to 48,522,000 ordinary shares and 31,076,750 ordinary shares, respectively (See Item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
51,792,734 ordinary shares, of which Brothers Capital Limited and Morgan Finanz Capital Limited may also be deemed to have sole dispositive power with respect to 48,522,000 ordinary shares and 31,076,750 ordinary shares, respectively (See Item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,792,734 ordinary shares
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
46.4%
(12)	TYPE OF REPORTING PERSON*
IN

1 Including (1) 2,470,734 ordinary shares of the issuer in the form of American Depositary Shares held directly by Guanglin Lai, (2) 800,000 ordinary shares issuable upon the exercise of options held by Guanglin Lai, which are exercisable within 60 days from December 31, 2014, (3) 17,445,250 ordinary shares of the issuer held by Brothers Capital Limited that may be deemed to be beneficially owned by Guanglin Lai, and (4) 31,076,750 ordinary shares of the issuer directly held by Morgan Finanz Capital Limited that may be deemed to be beneficially owned by Guanglin Lai.

CUSIP NO.:	G41088 108	Page	3	of	8

(1)	NAME OF REPORTING PERSONS
Brothers Capital Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
48,522,000[1] ordinary shares, of which Guanglin Lai and Morgan Finanz Capital Limited may also be deemed to have sole voting power with respect to 48,522,000 ordinary shares and 31,076,750 ordinary shares, respectively (See Item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
48,522,000[1] ordinary shares, of which Guanglin Lai and Morgan Finanz Capital Limited may also be deemed to have sole dispositive power with respect to 48,522,000 ordinary shares and 31,076,750 ordinary shares, respectively (See Item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,522,000 ordinary shares
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
43.8%
(12)	TYPE OF REPORTING PERSON*
CO

[1]	Including (1) 17,445,250 ordinary shares of the issuer directly held by Brothers Capital Limited, and (2) 31,076,750 ordinary shares of the issuer directly held by Morgan Finanz Capital Limited that may be deemed to be beneficially owned by Brothers Capital Limited.

CUSIP NO.:	G41088 108	Page	4	of	8

(1)	NAME OF REPORTING PERSONS
Morgan Finanz Capital Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
31,076,750 ordinary shares, of which each of Guanglin Lai and Brothers Capital Limited may be deemed to have sole voting power (See Item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
31,076,750 ordinary shares, of which each of Guanglin Lai and Brothers Capital Limited may be deemed to have sole dispositive power (See Item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,076,750 ordinary shares
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
28.1%
(12)	TYPE OF REPORTING PERSON*
CO

CUSIP NO.:	G41088 108	Page	5	of	8

Item 1(a).	Name of Issuer:

Agria Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9th Floor, Phase 1, Austin Tower
22-26A Austin Avenue
Tsim Sha Tsui, Kowloon
Hong Kong

Item 2(a).	Name of Person Filing:

Guanglin Lai
Brothers Capital Limited
Morgan Finanz Capital Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Guanglin Lai
Agria Corporation
9th Floor, Phase 1, Austin Tower
22-26A Austin Avenue
Tsim Sha Tsui, Kowloon
Hong Kong

Brothers Capital Limited
Morgan Finanz Capital Limited
c/o Guanglin Lai
Agria Corporation
9th Floor, Phase 1, Austin Tower
22-26A Austin Avenue
Tsim Sha Tsui, Kowloon
Hong Kong

Item 2(c).	Citizenship:

Guanglin Lai — Singapore

Brothers Capital Limited — British Virgin Islands

Morgan Finanz Capital Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares

CUSIP NO.:	G41088 108	Page	6	of	8

Item 2(e).	CUSIP Number:

G41088 108

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),

Not Applicable

Item 4.	Ownership:

				Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned		Percent of Class	Sole Power to Vote or Direct the Vote		Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
Guanglin Lai	51,792,734	(1)(2)	46.4%	51,792,734	(1)(2)	0	51,792,734	(1)(2)	0
Brothers Capital Limited	48,522,000	(2)	43.8%	48,522,000	(2)	0	48,522,000	(2)	0
Morgan Finanz Capital Limited	31,076,750	(2)	28.1%	31,076,750	(2)	0	31,076,750	(2)	0

*	Based on a total of 110,766,600 outstanding shares of the Issuer as of December 31, 2014.

(1)	Includes 2,470,734 ordinary shares in the form of American Depositary Shares held by Mr. Guanglin Lai, and 800,000 ordinary shares issuable upon the exercise of options held by Guanglin Lai, which are exercisable within 60 days from December 31, 2014.

(2)	Brothers Capital Limited, a British Virgin Islands company, is the record owner of 17,445,250 ordinary shares of the issuer. Morgan Finanz Capital Limited, a British Virgin Islands company, is the record owner of 31,076,750 ordinary shares of the issuer. Morgan Finanz Capital Limited is wholly owned by Brothers Capital Limited, which in turn is wholly owned by Mr. Guanglin Lai. Mr. Guanglin Lai is the sole director of both Brothers Capital Limited and Morgan Finanz Capital Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Brothers Capital Limited may be deemed to beneficially own all of the shares held by Morgan Finanz Capital Limited, and Mr. Guanglin Lai may be deemed to beneficially own all of the shares held by Brothers Capital Limited and Morgan Finanz Capital Limited.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

CUSIP NO.:	G41088 108	Page	7	of	8

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP NO.:	G41088 108	Page	8	of	8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2015

Guanglin Lai	/s/ Guanglin Lai
Guanglin Lai

Brothers Capital Limited	By:	/s/ Guanglin Lai
	Name:	Guanglin Lai
	Title:	Director

Morgan Finanz Capital Limited	By:	/s/ Guanglin Lai
	Name:	Guanglin Lai
	Title:	Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value $0.0000001 per share, of Agria Corporation, a Cayman Islands exempted company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 3, 2015.

Guanglin Lai	/s/ Guanglin Lai
Guanglin Lai

Brothers Capital Limited	By:	/s/ Guanglin Lai
	Name:	Guanglin Lai
	Title:	Director

Morgan Finanz Capital Limited	By:	/s/ Guanglin Lai
	Name:	Guanglin Lai
	Title:	Director

[Signature Page to Joint Filing Agreement, Schedule 13G]